Exhibit 99.7

TOWER ONE PROVIDES CORPORATE UPDATE FROM COLOMBIA

VANCOUVER, BC, Canada – February 1, 2017 – Tower One Wireless Corp (CSE: TO) (OTC: PCFTF) (Frankfurt:A2AFT9) (the “Company”) announces that it has received a corporate update from its wholly owned subsidiary, Tower Three SAS (the “T3”), a South American telecommunications infrastructure developer. The company has built seven towers in Colombia and is currently working to expand the collocation of its existing tower portfolio. Collocation on a tower means that antennas from more than one telecom carrier will be deployed or mounted on a single tower. The company is now in advanced stage negotiations with a second telecom carrier to deploy its antennas on T3’s towers. Alex Ochoa, CEO, states: “Collocation in the tower business allows us to increase our income with limited incremental investment, thus increasing the ROI. In addition to that benefit, Tower One can transfer a discount to the cellular operators in the form of lower monthly rental payments, thereby strengthening our long-term business relationship.”

The Company was informed that T3’s eighth, ninth and tenth towers have completed the social development consultation process and are in the final stages of site acquisition, and expects to begin construction shortly once approval for these three final search rings is provided. The Company has also been informed that T3 has been awarded 14 building permits in the City of Baranquilla in preparation of the site acquisition for the previously announced 10 additional search rings (desired coordinates for additional towers) from a telecom carrier, where cellular coverage and capacity is weak or lacking. Alex Ochoa in closing states: “Tower One, being a public company provides benefits to both our investors and customers. Our customers benefit from multiple financing alternatives that we can now provide and our investors have the opportunity to invest in an industry that has limited entry points and alternatives. Today there are only a handful of tower infrastructure companies trading on a stock exchanges.”

About Tower One Wireless Corp

Tower One Wireless was founded in 2015 with a mission to own and operate high-quality cellular network infrastructure sites in South American markets that are experience strong usage growth.

Tower One Wireless focuses primarily on building towers in municipalities where there is limited or no cellular coverage. This enhances the probability of multiple carriers sharing the tower and minimizes competitive risk. Tower One Wireless has assembled a decorated management team with top-tier cellular development experience with one of South America's largest tower developers. Tower One Wireless is currently focused on 4G & 5G LTE infrastructure expansion Latin America.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities law and may not be offered or sold in the “United States”, as such term is defined in Regulation S promulgated under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration requirements is available.

For further information, please contact:

Robert “Nick” Horsley, Director

nick@toweronewireless

(604) 559-8051

FORWARD LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking information or statements (collectively, “forward-looking statements”), including those identified by the expressions “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “may”, “should” and similar expressions to the extent they relate to the Company or its management. The forward-looking statements are not historical facts but reflect current expectations regarding future results or events. This press release contains forward looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.

Trading in the securities of the Company should be considered highly speculative.

All information in this press release concerning T1 has been provided for inclusion herein by T1. Although the Company has no knowledge that would indicate that any information contained herein concerning T1 is untrue or incomplete, the Company assumes no responsibility for the accuracy or completeness of any such information.